

811-08764
Branch 16
UBS PACE SELECT ADVISORS TRUST

UBS Global Asset Management (US) Inc.
51 West 52nd Street
New York, NY 10019-6114
www.ubs.com

James Capezzuto
Director and
Associate General Counsel
Tel: 212-882 5572
Fax: 212-882 5472
James.capezzuto@ubs.com

January 28, 2005


05045060

VIA FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Polivka v. UBS Global Asset Management (US), Inc et al. (05 cv 0297 SDNY)

Ladies and Gentlemen:

Please find enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940 (the "1940 Act") a copy of a Summons and Class Action Complaint in a lawsuit captioned Frank Polivka, et al. v. Walter E. Auch, et al., filed in the U.S. District Court for the Southern District of New York on January 12, 2005.

The complaint in this matter refers to UBS Global Asset Management (US), Inc (hereinafter 'US') as the advisor to the UBS Family of Funds. This is not factually correct as a related registered investment advisor serves certain funds in our complex while US serves others. The complaint also names the independent trustees of the The UBS Funds while also naming one of the directors of the UBS Pace Select Advisors Trust. The complaint also appears to name the subadvisors of the UBS Pace Select Advisors Trust in their capacity as subadvisors of 'the UBS Family of Funds.' The lawsuit alleges that the above-referenced defendants failed to collect as much as $2 billion in class action settlement payouts to which the funds' shareholders were entitled. The suit further alleges that the 'parties' failure to claim this money was a breach of fiduciary duty, negligent and in violation of the Investment Company Act of 1940. The suit seeks compensatory as well as punitive damages.

Questions about this filing should be directed to James Capezzuto, an Associate General Counsel of UBS Global Asset Management, at (212) 882-5572.

Kindly show receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

James Capezzuto
Associate General Counsel

Enclosure
cc: Mark Kemper, Esq.
General Counsel
UBS Global Asset Management (Americas) Inc.



Package ID: 200581

Delivery Method:	FedEx Standard Letter Overnight
Tracking Number:	694912411338

Ad Hoc Documents Enclosed:

RECEIVED
JAN 26
K. WELLER

Package Recipient:	Keith Weller
Recipient Company:	UBS Global Asset Management (US), Inc.
Recipient Address:	51 West 52nd Street Floor 14TH New York, NY 10019-6114, USA
Phone Number:	2128825593

Package Contents:

Transaction ID	Document ID	Processor Initials	Matter Number	Document Name
358896	359476	TV	05 CV 0297	Frank Polivka on behalf of himself and all others similarly situated vs. Walter E. Auch


CSC.
CORPORATION SERVICE COMPANY



TV / ALL
Transmittal Number: 3850696
Date Processed: 01/25/2005

Notice of Service of Process

Primary Contact: Keith Weller
UBS Global Asset Management (US), Inc.
51 West 52nd Street
Floor 14TH
New York, NY 10019-6114

Entity:	UBS Global Asset Management (US) Inc. Entity ID Number 1704126
Entity Served:	UBS Global Asset Management (New York), Inc
Title of Action:	Frank Polivka on behalf of himself and all others similarly situated vs. Walter E. Auch
Document(s) Type:	Summons/Complaint
Nature of Action:	Other
Court:	U.S. District Court, Southern District , New York
Case Number:	05 CV 0297
Jurisdiction Served:	New York
Date Served on CSC:	01/25/2005
Answer or Appearance Due:	20 Days
Originally Served On:	CSC
How Served:	Personal Service
Plaintiff's Attorney :	Perry Weitz 212-558-5500

Information contained on this transmittal form is for record keeping, notification and forwarding the attached document(s). It does not constitute a legal opinion. The recipient is responsible for interpreting the documents and taking appropriate action.

To avoid potential delay, please do not send your response to CSC.
2711 Centerville Road Wilmington, DE 19808 (888) 690-2882 | sop@cscinfo.com

AO 440 (Rev. 10/93) Summons in a Civil Action - SDNY WEB 4/99

United States District Court

SOUTHERN DISTRICT OF New York

ECF CASE

FRANK POLIVKA, on Behalf of Himself and All Others Similarly Situated,

Plaintiff(s),

V.

WALTER E. AUCH, etal.,

Defendants.

SUMMONS IN A CIVIL CASE

CASE NUMBER: JUDGE JONES

05 CV 0297

TO: (Name and address of defendant)

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

J. MICHAEL McMAHON

CLERK

JAN 12 2005

DATE

(BY) DEPUTY CLERK

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JUDGE JONES

05 CV 0297

FRANK POLIVKA, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. WALTER E. AUCH, FRANK K. REILLY, EDWARD M. ROOB, ADELA CEPEDA, J. MIKESELL THOMAS, MARGO N. ALEXANDER, UBS FINANCIAL SERVICES, INC., UBS GLOBAL ASSET MANAGEMENT AMERICAS, INC., UBS GLOBAL ASSET MANAGEMENT (NEW YORK), INC., SSGA FUNDS MANAGEMENT, INC., MARSICO CAPITAL MANAGEMENT, LLC, DELAWARE INVESTMENTS, WESTWOOD MANAGEMENT CORPORATION, INSTITUTIONAL CAPITAL CORPORATION, ICM ASSET MANAGEMENT, INC., ARIEL CAPITAL MANAGEMENT, LLC, and JOHN DOES NO. 1 THROUGH 100 Defendants. JURY TRIAL DEMANDED	Case No.


RECEIVED
JAN 12 2005
U.S.D.C. S.D.N.Y.
CASHIERS

CLASS ACTION COMPLAINT

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the UBS Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiff and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. Frank Polivka files on his own behalf, as well as a representative of a Class of all persons who owned Funds at any time during the time period of January 12, 2002 to the present. Plaintiff seeks compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiff and members of the Class.

6. The class period begins January 12, 2002. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 12, 2002 through January 12, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. §

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 12, 2005 and the date of the cessation of the unlawful activities detailed herein.

1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common nucleus of operative facts and are part of the same case or controversy as Plaintiff's federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in New York, New York.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiff.

10. Plaintiff Frank Polivka resides in Galveston County, Texas, and at all relevant times owned one of the Funds.

Defendants.

11. Defendant UBS Financial Services, Inc. is the ultimate parent of UBS Global Asset Management Americas, Inc. and UBS Global Asset Management (New York), Inc. Through its subsidiaries and divisions, Defendant markets, sponsors, and provides investments advisory, distribution and administrative services to the UBS Family of Funds, which consists of approximately 23 funds. UBS Financial Services, Inc. shall be referred to herein as the "Parent Company Defendant." UBS Financial Services, Inc. maintains its principal executive offices at 1285 Avenue of the Americas, New York, NY 10019.

12. Walter E. Auch, Frank K. Reilly, Edward M. Roob, Adela Cepeda, J. Mikesell Thomas, Margo N. Alexander are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

13. A. Defendant UBS Global Asset Management Americas, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Global Asset Management Americas, Inc. has approximately $10 billion in assets under management in total. UBS Global Asset Management Americas, Inc. is located at One N. Wacker Dr., 37th Fl, UBS Tower, Chicago, IL 60606.

B. Defendant UBS Global Asset Management (New York), Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. UBS Global Asset Management (New York), Inc. is located at 51 W. 52nd St., 23rd Fl New York, NY 10019-6076.

C. Defendant SSGA Funds Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. SSGA Funds Management, Inc. is located at One Lincoln St., 27th Fl, Boston, MA 02111-2900.

D. Defendant Marsico Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Marsico Capital Management, LLC is located at 1200 17th St., #1300, Denver, CO 80202.

E. Defendant Delaware Investments is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Delaware Investments One Commerce Square is located at 2005 Market Street, Philadelphia, PA 19103.

F. Defendant Westwood Management Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Westwood Management Corporation is located at 300 Crescent Ct., #1300, Dallas, TX 75201.

G. Defendant Institutional Capital Corporation is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Institutional Capital Corporation is located at 225 W. Wacker Dr., #2400, Chicago, IL 60606-6304.

H. Defendant ICM Asset Management, Inc. is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. ICM Asset Management, Inc. is located at 601 W. Main Avenue #600, Spokane, WA 99201.

I. Defendant Ariel Capital Management, LLC is a registered investment advisor and has the responsibility for the day-to-day management of the UBS Family of Funds. Ariel Capital Management, LLC is located at 200 E. Randolph Dr., 29th Fl, Chicago, IL 60601.

Collectively, UBS Global Asset Management Americas, Inc., UBS Global Asset Management (New York), Inc., SSGA Funds Management, Inc., Marsico Capital Management, LLC, Delaware Investments, Westwood Management Corporation, Institutional Capital Corporation, ICM Asset Management, Inc., and Ariel Capital Management, LLC shall be referred to as the "Advisor Defendants."

14. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiff will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

15. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

16. This action is brought by Plaintiff as a class action, on his own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiff seeks certification of this action as a class action on behalf of all persons owning one of the Funds at any time between January 12, 2002 through January 12, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

17. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

18. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

19. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

(b) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

(c) In which securities class action settlements the Funds were eligible to participate;

(d) Whether Defendants submitted Proof of Claim forms (or opted out of the class action and pursued their own remedy) for those securities class action settlements in which Funds were eligible to participate;

(e) To what extent the member of the Class have sustained damages and the proper measure of such damages.

20. The claims of the Plaintiff, who is a representative of the Class herein, are typical of the claims of the Class in that the claims of all members of the Class, including the Plaintiff, depend on a showing of the acts or omissions of the Defendants giving rise to the right of the Plaintiff to the relief sought herein. There is no conflict between the named Plaintiff and other members of the Class with respect to this action, or with respect to the claims for relief set forth herein.

21. The named Plaintiff is a representative party for the Class and is able to and will fairly and adequately protect the interests of the Class. The attorneys for the Plaintiff are experienced and capable in civil litigation and class actions.

22. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action. A class action will redress the Defendants' wrongful conduct described herein.

SUBSTANTIVE ALLEGATIONS

23. At all relevant times during the Class Period, the UBS Family of Funds held assets of approximately $10 billion. Approximately 15 of the 23 UBS Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the UBS Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

24. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003

Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004

Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003

In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003

In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003

25. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

26. However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiff's rightful share of the recover obtained in the securities class actions.

27. By virtue of their position as investment advisors to the Funds with complete control of Plaintiff's investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiff and other fund investors a fiduciary duty to act in their best interests. *See Rasmussen v. A.C.T. Environmental Services Inc.*, 739 N.Y.S.2d 220, 222 (N.Y.A.D. 3 Dept., 2002). Likewise, the individual defendants, as well as Directors of mutual funds, owe a fiduciary duty to fund shareholders. *See Scheuer Family Foundation, Inc. v. 61 Associates*, 582 N.Y.S.2d 662, 666 (N.Y.A.D. 1 Dept.,1992).

28. Plaintiff entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiff did not receive notice of the proposed settlements nor did he have the option of submitting a Proof of Claim form in his individual capacity as an individual investor. Plaintiff and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of

Claim forms, Defendants breached the fiduciary duty and standard of care that they owed directly to Plaintiff and members of the Class.

Standing.

29. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiff therefore brings this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

30. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

31. All of the Defendants owed fiduciary duties directly to Plaintiff and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

32. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiff and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiff and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

33. Because the Defendants breached their fiduciary duties owed directly to Plaintiff and members of the Class, Plaintiff is entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiff and members of the Class. *See Royal Carbo Corp. v. Flameguard, Inc. et al.*, 229 A.D.2d 430, 645 N.Y.S.2d 18 (1996) ("it is well settled that one who owes a duty of fidelity to a principal and who is faithless in the performance of his or her services is generally not entitled to recover compensation, whether commissions or salary."); *Restatement (Second) of Agency Sec. 469* (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

34. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiff and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

35. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

36. Defendants owed a duty of care directly to Plaintiff and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiff and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

37. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

38. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiff and all members of the Class.

39. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

40. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

41. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

42. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

43. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit

Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

44. Plaintiff and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT V
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

45. Plaintiff repeats and re-alleges each of the preceding allegations as though fully set forth herein.

46. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made in violation, or performance of which results in violation, of the ICA is declared unenforceable.

47. For reasons alleged herein, the Agreements between the Advisor Defendants (and the Parent Company and other Affiliates) and the Funds were performed, on information and belief, in violation of the Investment Company Act and are therefore unenforceable.

48. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements may be voided, and the Advisor Defendants, the Parent Company Defendant, and other affiliates are liable to return to the Funds and Fund investors all of the fees and consideration of any kind paid to them during the time period that the violations occurred.

49. Plaintiff demands a jury trial.

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

(a) Recognizing, approving and certifying the Class as specified herein.

(b) In favor of the Class for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, plus the costs of this action together with reasonable attorneys fees.

(c) For such other and further relief as this Court deems just.

Dated: January12, 2005

RESPECTFULLY SUBMITTED,

Perry Weitz
WEITZ & LUXENBERG, P.C.
180 Maiden Lane
New York, NY 10038-4925
(212) 558-5500
(212) 344-5461 fax

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605
(214) 520-1181 fax

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
(501) 312-8500
(501) 312-8505 fax

Docket No.:

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

FRANK POLIVKA, on Behalf of Himself and All Others Similarly Situated,

Plaintiff(s),

-against-

WALTER E. AUCH, et al.,

Defendants.

SUMMONS and COMPLAINT

WEITZ & LUXENBERG, P.C.
Attorneys for PLAINTIFFS
180 Maiden Lane
New York, NY 10038
212-558-5500

BARON & BUDD, P.C.
Attorneys for PLAINTIFFS
3102 Oak Lawn Ave., Suite 1100
Dallas, Texas 75219-4281
(214) 521-3605

CAULEY BOWMAN CARNEY & WILLIAMS, LLP
Attorneys for PLAINTIFFS
11311 Arcade Dr., Suite 200
Little Rock, Arkansas 72212
(501) 312-8500

To
Attorney(s) for

Service of a copy of the within
is hereby admitted.

Dated,
January 12, 2005

....

Attorney(s) for

INDIVIDUAL PRACTICES OF JUDGE BARBARA S. JONES
[Effective August 5, 2002]

Unless otherwise ordered by Judge Jones, matters before Judge Jones shall be conducted in accordance with the following practices:

1. **Communications With Chambers**

A. **Letters.** Except as otherwise provided below, communications with Chambers shall be by letter, with copies simultaneously delivered to all counsel. Copies of correspondence between counsel shall **not** be sent to the Court.

B. **Telephone Calls.** Telephone calls to Chambers are permitted only in emergency situations requiring immediate attention. For instructions, call Chambers at 212-805-6185.

C. **Faxes.** Faxes to Chambers are permitted only if copies are also simultaneously faxed or delivered to all counsel. **Do not follow with hard copy.** The fax number is 212-805-6191.

D. **Requests for Adjournments or Extensions of Time.** Applications for adjournments and extensions of time must be made in writing and received in Chambers by either mail or fax at least forty-eight hours prior to the scheduled appearance. All such applications must state (1) the original date, (2) the number of previous requests, (3) whether those previous requests were granted or denied, and (4) whether the adversary consents, and, if not, the reasons given by the adversary for refusing to consent. **Failure to comply with these requirements will result in a denial of the request absent good cause shown.** If the requested adjournment or extension affects any other scheduled dates, a proposed Revised Scheduling Order must be attached.

E. **Courtesy Copies of Papers.** Courtesy copies of the complaint and the answer shall be provided to Chambers by delivering them to the Mail Room (Room 870) **as soon as the originals are filed with the Clerk of Court** in the Cashier's Office (Room 120). Originals and copies should bear legends distinguishing between them.

July 15, 1998

INDIVIDUAL PRACTICES OF MAGISTRATE JUDGE MICHAEL H. DOLINGER

Unless otherwise ordered by Magistrate Judge Michael H. Dolinger, matters before him shall be conducted in accordance with the following practices. These practices are applicable to cases before Magistrate Judge Michael H. Dolinger if the matter is within the scope of the District Judge's Order of Reference or if the case is before Magistrate Judge Michael H. Dolinger pursuant to the parties' consent under 28 U.S.C. § 636(c). Otherwise, the practices of the District Judge to whom the case is assigned apply.

1. Communications With Chambers

A. Letters. Copies of letters to chambers shall simultaneously be delivered to all counsel. Copies of correspondence between counsel shall not be sent to the court.

B. Telephone Calls. In addition to Paragraph 1(D) below, telephone calls to chambers are permitted. For matters other than docketing, scheduling or calendaring, call chambers at (212) 805-0204.

C. Faxes. Faxes to chambers are permitted only if copies are also simultaneously faxed or delivered to all counsel. No document longer than ten (10) pages may be faxed without prior authorization. Do not follow with hard copy. The fax number is (212) 805-7928.

D. Docketing, Scheduling, and Calendar Matters. For docketing, scheduling and calendar matters, call the Deputy Clerk, Mr. Kevin Snell at (212) 805-0098 or Ms. Joan Pasini at (212) 805-0204 between 9:30 A.M. and 4:30 P.M.

E. Requests for Adjournments or Extensions of Time. All requests for adjournments or extensions of time must state (1) the original date, (2) the number of previous requests for adjournment or extension, (3) whether these previous requests were granted or denied, and (4) whether the adversary consents, and, if not, the reasons given by the adversary for refusing to consent. If the requested adjournment or extension affects any other scheduled dates, a proposed Revised Scheduling Order (reflecting only business days) must be attached. If the request is for an adjournment of a court appearance, absent an emergency it shall be made at least 48 hours prior to the scheduled appearance.

2. Motions

A. Pre-Motion Conferences in Civil Cases. For discovery motions, follow Southern District Local Civil Rule 37.2. For motions other than discovery motions, pre-motion conferences are not required.

v. A statement by each party as to whether the case is to be tried with or without a jury, and the number of trial days needed.

vi. A statement as to whether or not all parties have consented to trial of the case by a Magistrate Judge (without identifying which parties have or have not so consented).

vii. Any stipulations or agreed statements of fact or law that have been agreed to by all parties.

viii. A statement by each party as to the witnesses whose testimony is to be offered in its case in chief, indicating whether such witnesses will testify in person or by deposition.

ix. A designation by each party of deposition testimony to be offered in its case-in-chief, with any cross-designations and objections by any other party.

x. A list by each party of exhibits to be offered in its case-in-chief, with a star indicating exhibits to which any party objects on any ground.

B. **Filings Prior to Trial in Civil Cases.** Unless otherwise ordered by the Court, each party shall file, 15 days before the date of commencement of trial, if such a date has been fixed, or 30 days after the filing of the final pretrial order if no trial date has been fixed:

i. In jury cases, requests to charge and proposed voir dire questions. When feasible, proposed jury charges should also be submitted on a 3.5" diskette in WordPerfect version 5.1 or higher format;

ii. In non-jury cases, a statement of the elements of each claim or defense involving such party, together with a summary of the facts relied upon to establish each element;

iii. In all cases, motions addressing any evidentiary or other issues that should be resolved in limine, with opposition papers filed within 7 days of those motions; and

****

CRITICAL INSTRUCTIONS TO ATTORNEYS:

****

**** Please Read Immediately ****

You must read and comply with all of the instructions on the attached sheet. Your case **CANNOT** be opened until you have correctly followed ALL of the required steps.

J. MICHAEL McMAHON
CLERK OF COURT

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK
500 PEARL STREET, NEW YORK, NY 10007
300 QUARROPAS STREET, WHITE PLAINS, NY 10601

WWW.NYSD.USCOURTS.GOV

June 7, 2004

3rd Amended Instructions for Filing an Electronic Case or Appeal

Important **- your new case is an electronically filed case (ECF case) and you will be required to file documents electronic:** instead of on paper (with certain exceptions listed below). If you don't have your ECF password yet, you should register now (no fee required) on the CM/ECF page of the Court's website at **www.nysd.uscourts.gov** Please follow the instructions below.

ECF Judges:

Baer ***	Castel **	Griesa **	Knapp ***	McMahon *	Preska *	Stein *
Batts *	Cedarbaum***	Haight **	Koeltl *	Motley ***	Rakoff **	Swain **
Berman **	Chin **	Hellerstein **	Kram ***	Mukasey *	Robinson *	Sweet *
Brieant *	Conner *	Holwell **	Leisure **	Owen ***	Sand ***	Wood **
Buchwald **	Cote **	Jones **	Lynch **	Patterson ***	Scheindlin **	Magistrate-
Carter ***	Daniels **	Kaplan *	Marrero **	Pauley **	Sprizzo ***	Judges *
Casey **	Duffy ***	Keenan **	McKenna ***	Pollack **	Stanton ***	

* **ECF Wave 1 Judge**, assigning new cases filed on or after December 2, 2003 to the ECF system.
** **ECF Wave 2 Judge**, assigning new cases filed on or after March 1, 2004 to the ECF system.
*** **ECF Wave 3 Judge**, assigning new cases filed on or after June 7, 2004 to the ECF system.

Important note on non-ECF cases: Older cases filed prior to the above dates, as well as Pro Se cases, Habeas Corpus cases, Social Security cases, and Multi-District Litigation will not be electronically filed and should be filed on paper. Do not file documents electronically in cases that are not assigned to the ECF system.

Instructions

(1) Electronic cases are opened and service of the initiating documents (complaint, notice of removal, etc.) is accomplished in the traditional manner, on paper.

(2) ***Important*** **- In addition to serving the initiating documents in the traditional manner, on paper, you are also required to deliver paper copies of the following documents to all other parties (copies available at the courthouse, & on our website):**

(a) The assigned Judge's Individual Rules
(b) USDC/SDNY Instructions for Filing an Electronic Case or Appeal (this document)
(c) USDC/SDNY Procedures for Electronic Case Filing
(d) USDC/SDNY Guidelines for Electronic Case Filing.

(3) Within 24 hours of the assignment of a case number, you are required to email to the Clerk of Court the initiating documents in Adobe Acrobat pdf format only. Failure to do so within 24 hours will delay adding your case to the computerized ECF docket. Include a F.R.C.P. Rule 7.1 Statement (if applicable) and any exhibits. The case number, the Judge's initials, and "ECF CASE" must appear in the document's case caption. Each document must be in a separate pdf file no larger than 2.5 megabytes (separate large computer files into smaller parts if necessary, and label accordingly). When sending email, the subject line of the email & the file name of the pdf should list only the case number followed by a document description (ex. "Re: 01cv1234-complaint"). Send the email (do not file on the ECF system) to:

(a) For new civil cases assigned to a Manhattan Judge, email a pdf copy of the documents to

case_openings@nysd.uscourts.gov

(b) For new civil cases assigned to a White Plains Judge, email a pdf copy of the documents to

wpclerk@nysd.uscourts.gov

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

-------------------------------- x

Plaintiff(s),

- against -

Defendant(s).

-------------------------------- x

CONSENT TO PROCEED BEFORE UNITED STATES MAGISTRATE JUDGE

______ Civ. ___________ (   ) (   )

IT IS HEREBY STIPULATED by the undersigned:

1. All parties consent, pursuant to 28 U.S.C. § 636(c) and Fed. R. Civ. P. 73, that a United States Magistrate Judge conduct all further proceedings in this action, including any trial and entry of final judgment.

2. Any appeal from a judgment entered in this case will lie to the Court of Appeals for the Second Circuit as from any other judgment of the district court pursuant to 28 U.S.C. § 636(c)(3) and Fed. R. Civ. P. 73(c).

____
Attorney(s) for Plaintiff(s)
Address
Telephone

____
Attorney(s) for Defendant(s)
Address
Telephone

____
Attorney(s) for ________________
Address
Telephone

____
Attorney(s) for ________________
Address
Telephone

(Separately executed forms may be submitted. See Fed. R. Civ. P. 73(b).)

SO ORDERED.

____
U.S.D.J.

Magistrate Judge ____________________ was assigned this case on ________________.

____
For: Clerk U.S.D.C. S.D.N.Y.

SDNY Web 4/99

(4) File the Affidavit of Service for the initiating document (complaint, notice of removal, etc.) in the following manner:

(a) electronically file the Affidavit of Service for the initiating document on the ECF system (do not send by email),
(b) file the original Affidavit of Service with summons attached in the traditional manner, on paper with the Clerk.

(5) All subsequent documents, including the Defendant's Answer, must be filed electronically on the ECF system at **ecf.nysd.uscourts.gov**. Electronic filing involves using your ECF password to docket the item directly into the ECF system. Electronic filing is not the same as email to the Clerk. Read the Judge's Individual Rules to determine if courte copies (on paper) are required.

(6) Appeals will be assigned to the ECF system only if the original case was also electronically filed. File the appeal in the traditional manner, on paper. Then within 24 hours of filing the paper copy of your Appeal at the courthouse, you are required to email to the Clerk of Court an electronic copy of the Appeal in pdf format. Include any exhibits. Each document must be in a separate pdf file no larger than 2.5 megabytes. The District Court case number, the Judge's initia and "ECF CASE" must appear in the document's case caption.

When sending email, the subject line of the email should always list the case number followed by a document descriptior (ex. "Re: 01cv1234-appeal"). Send the email (do not file on the ECF system) to:

(a) For appeals from an ECF case assigned to a Manhattan Judge, email a pdf copy of the appeal to

appeals@nysd.uscourts.gov

(b) For appeals from an ECF case assigned to a White Plains Judge, email a pdf copy of the appeal to

wpclerk@nysd.uscourts.gov

(7) Follow all the rules for Electronic Case Filing (available at www.nysd.uscourts.gov):

(a) SDNY Procedures for Electronic Case Filing
(b) SDNY Guidelines for Electronic Case Filing
(c) Individual Rules of the Assigned Judge
(d) Local Rules of this Court, and
(e) Federal Rules of Civil Procedure

✓ Learn More About Electronic Case Filing at www.nysd.uscourts.gov

✓ Click on the "CM-ECF" page for the official ECF filing rules, training information, computer requirements, and more.

✓ Attorneys should use the "Attorney Registration" page to register on-line for a SDNY ECF password (no fee). Your ECF password will be sent to you by email. You must have an ECF password from SDNY District Court to file documents electronically.

✓ Sign up now for a SDNY PACER account if you don't already have one. Call (800) 676-6856, or go to http://pacer.psc.uscourts.gov

✓ Electronically file documents in ECF cases over the Internet at **ecf.nysd.uscourts.gov**

✓ Don't have a computer or scanner? Bring your ECF password and the paper documents to the courthouse, and you can use our public computers to electronically file your documents. Call the ECF Help Desk for more information.

✓ The **ECF Help Desk** is available to answer your ECF questions from 8:30 AM to 7:30 PM at (212) 805-0800, and from 8:30 AM to 5:00 PM at (914) 390-4204, and by email at **help_desk@nysd.uscourts.gov**

WWW.NYSD.USCOURTS.GOV

J. MICHAEL McMAHON
WWW.NYSD.USCOURTS.GOV
CLERK OF COURT

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK
500 PEARL STREET, NEW YORK, NY 10007

December 1, 2003

Guidelines for Electronic Case Filing

The following guidelines apply to all electronically filed cases and have been written by the Clerk of Court under the authority of this Court's Procedures for Electronic Case Filing.

Q. What is the web address for the SDNY ECF system?

The new ECF system will be on the Internet at **https://ecf.nysd.uscourts.gov**

Q. Should I use Netscape Navigator or Internet Explorer to use ECF?

Only Netscape Navigator 4.6, 4.7, or Internet Explorer 5.5 have been certified for use with the ECF program. Other browsers have not been certified, and while they may work part of the time, they may also cause errors in the middle of filing.

Q. Is there a limit to the size of a document that can be filed on ECF?

Yes, 2.5 megabytes (approximately 50 pages). If your file is too large, the system will reject it. The solution is to separate an oversized file into 2 or more parts and docket it in a single event. Simply label each file 1, 2, 3, etc. In all cases assigned to the ECF system, no single document totaling more than 15 megabytes (even if separated into individual computer files) shall be electronically filed without prior permission of the Court.

Q. Can I file documents that originate on paper and are then scanned to create a pdf file?

Yes, but.....the ECF system will not accept any single document that is larger than 2.5 megabytes, or approximately 50 pages. Wherever possible, you should create pdf files directly from a word processing program. When you create a pdf file from a scanned paper document, the file size is significantly larger. This may prevent you from filing it as a single document on the ECF system and will also take up unnecessary computer memory on your own computer system. Besides, it's easier to create a pdf directly from a word processor.

Q. Who can file documents on ECF?

Only an attorney admitted to practice in SDNY, and registered to use the ECF system, or an "authorized agent" of the filing user, is permitted to file (ECF Procedures, 8b). A filing will be deemed to be the sole responsibility of the filing user whose log-in and password were used to file the document. Be careful whom you allow to use your ECF log-in and password. Attorneys can register on-line to use ECF at **www.nysd.uscourts.gov**

Q. Can an attorney admitted Pro Hac Vice file documents electronically?

Yes. Immediately after a motion to be admitted pro hac vice is granted, the attorney is required to register to be an ECF Filing User at **www.nysd.uscourts.gov**

Q. How do I sign an electronically filed document?

The filing user's ECF log-in and password serve as his/her electronic signature. (ECF Procedures #8). The filing user should place an S/ in place of the signature. Signatures for all other persons must be scanned in order to capture the actual ink signature.

Q. Will older cases be assigned to the ECF system?

No. Only those cases filed after the ECF system goes live are subject to electronic filing. Cases filed before the ECF system goes live will not be converted to ECF cases. You will be able to view the docket sheets in older cases on-line, but not the documents.

Q. Which cases will be ECF cases?

Civil and criminal cases filed after December 1, 2003, will be subject to electronic filing. Social Security cases, Habeas Corpus cases and Pro Se cases will not be assigned to the ECF system.

Q. Which Judges will entertain ECF cases?

Eventually all the courts Judges and Magistrate-Judges will be able to entertain ECF cases. Groups of judges will be added to the ECF system over a 12 month period. The first group will include Judges Batts, Brieant, Conner, Kaplan, Koeltl, McMahon, Mukasey, Preska, Robinson, Stein, Sweet, and all the Court's Magistrate Judges. Parties are directed to refer to each judge's individual rules (available on the court's website) to learn whether a particular case will be assigned to the ECF system.

Q. How do I view a document in an ECF case?

Use an approved Internet web browser (see above) and go to **https://ecf.nysd.uscourts.gov** Click on Query, enter the case number, find the document, and click on the blue hyperlink next to that entry. An electronic copy of the complete document will then appear on your computer screen. If there is no blue hyperlink, then there is no electronic version of that document.

Q. Does filing electronically affect the filing deadline?

No. Filing electronically does not change your obligation to comply with the Federal Rules and any applicable Local Rules. Filing must be completed before midnight local time in order to be considered timely filed that day (ECF Procedures 3c)(See also Judges Individual Rules).

Q. How do I open an ECF case?

To open a civil action, you must file the complaint on paper at the courthouse, pay any applicable fee, and serve the documents in the traditional manner, on paper. (See SDNY ECF Procedures 1d). Then you must email (not electronically file) a pdf copy of all filed documents to the Clerk of Court within 24 hours. All documents must be marked with the case number and assigned Judge's name. Email a copy of all filed documents in pdf format to:

Q. How do I file a proposed order, judgment or stipulation?

Proposed orders, judgments and stipulations should not be submitted through the ECF system. Instead they should be sent by email to the Clerk. Proposed orders should be submitted in word processing format (WordPerfect or Word) rather than as a pdf document. Stipulations should be submitted in pdf format. Stipulations must contain all required signatures (the last person to sign can email it to the clerk). Email the proposed order, judgment or stipulation to:

For cases assigned to a Manhattan Judge: **orders_and_judgments@nysd.uscourts.gov**

For cases assigned to a White Plains Judge: **wpclerk@nysd.uscourts.gov**

Q. How do I file an Order to Show Cause?

In all cases assigned to the ECF system, Orders to Show Cause seeking a stay shall be submitted in the traditional manner, in person before the Court.

Orders to Show Cause that do not seek a stay, shall be submitted by email (not filed on the ECF system) to the Clerk in word processing format (WordPerfect or Word) rather than as a pdf document. Email the proposed Order to Show Cause to:

For cases assigned to a Manhattan Judge: **orders_and_judgments@nysd.uscourts.gov**

For cases assigned to a White Plains Judge: **wpclerk@nysd.uscourts.gov**

Q. How do I file a default judgment?

Default judgments should not be submitted through the ECF system. Instead they should be sent by email to the Clerk, in word processing format (WordPerfect or Word) rather than as a pdf document. Email the default judgment documents to:

For cases assigned to a Manhattan Judge: **orders_and_judgments@nysd.uscourts.gov**

For cases assigned to a White Plains Judge: **wpclerk@nysd.uscourts.gov**

Q. How do I submit a letter?

In the traditional manner on paper. Do not submit letters through the ECF system. (See also each Judge's Individual Rules).

Q. Will sealed documents be filed electronically?

No. Sealed documents will filed in the traditional manner, in paper form.

Q. How can I learn how to use ECF?

On the Court's website you will find "ECF 101", an on-line introduction to ECF, as well as detailed training materials for beginners and advanced users. Go to www.nysd.uscourts.gov

United States District Court
Southern District of New York

Procedures for Electronic Case Filing

March 6, 2003

Procedures for Electronic Case Filing

Procedures for Electronic Case Filing

The Court will accept for filing documents submitted, signed or verified by electronic means that comply with the following procedures.

1. Scope of Electronic Filing

(a) The Court will designate which cases will be assigned to the Electronic Filing System. Except as expressly provided and in exceptional circumstances preventing a Filing User from filing electronically, all petitions, motions, memoranda of law, or other pleadings and documents required to be filed with the Court in a case assigned to the Electronic Filing System must be filed electronically. A paper may be filed electronically (i) from a remote location, (ii) by bringing it to the Clerk's office during regular business hours, in a form or electronic format prescribed by the Clerk, for input into the System, or (iii) where permitted by the Court, by bringing the paper to the Clerk's office during regular business hours to be scanned into the System.

(b) Unless limited by their terms to civil cases, the provisions of these procedures relating to electronic filing apply in criminal cases that are initiated by the filing of an indictment or information. Electronic filing procedures shall not apply to applications for arrest, search or electronic surveillance warrants; for other orders in aid of or ancillary to a criminal investigation; or to proceedings relating to the grand jury.

(c) Electronic filing procedures shall not apply to Social Security Cases.

(d) The filing and service of the initial papers in a civil case, including the complaint, the issuance of the summons and the proof of service of the summons and complaint, as well as service of non-party subpoenas, will be accomplished in the traditional manner on paper in accordance with the Federal Rules of Civil Procedure and applicable Local Rules governing service, rather than electronically. In a criminal case, the indictment or information, including any superseders, shall also be filed and given to the defendant in the traditional manner on paper in accordance with the Federal Rules of Criminal Procedure and applicable Local Rules rather than electronically; in addition, service of subpoenas shall be made in the traditional manner on paper in accordance with the Federal Rules of Criminal Procedure and applicable Local Rules. In a case assigned to the Electronic Filing System after it has been opened, parties must promptly provide the Clerk with electronic copies of all documents previously provided in paper form. All subsequent documents must be filed electronically except as provided in these procedures or as ordered by the Court.

2. Eligibility, Registration, Passwords

(a) Attorneys admitted to the bar of this Court, including those admitted pro hac vice and attorneys authorized to represent the United States, may register and may be required to register as Filing Users of the Court's Electronic Filing System. Unless excused by the Court, attorneys not already Filing Users appearing in cases assigned to the Electronic Filing System must register as Filing Users forthwith upon the case being so designated. Registration is in a form prescribed by the Clerk and requires the Filing User's name, address, telephone number, Internet e-mail address, and

(c) Filing a document electronically does not alter the filing deadline for that document. Filing must be completed before midnight local time where the Court is located in order to be considered timely filed that day.

(d) Individual judges' practices should continue to be followed with respect to delivery of courtesy copies.

4. Entry of Court Orders

(a) All orders, decrees, judgments, and proceedings of the Court will be filed in accordance with these procedures and entered on the docket kept by the Clerk under Fed.R.Civ.P. 58 and 79 and Fed.R.Crim.P. 49 and 55. Each document signed by a judge shall be scanned so as to contain an image of the judge's signature and shall be filed electronically by the Court, and the manually signed original shall be filed by the Clerk of the Court. In the event of a discrepancy between the electronically filed copy and the manually signed original, the manually signed original shall control.

(b) A Filing User submitting a document electronically that requires a judge's signature must promptly deliver the document in such other form as the Court requires, if any.

5. Attachments and Exhibits

Filing Users must submit in electronic form all documents referenced as exhibits or attachments, unless the Court permits paper filing. A Filing User must submit as exhibits or attachments only those excerpts of the referenced documents that are relevant to the matter under consideration by the Court. Excerpted material must be clearly and prominently identified as such. Filing Users who file excerpts of documents as exhibits or attachments under this procedure do so without prejudice to their right to file timely additional excerpts or the complete document. Responding parties may file timely additional excerpts that they believe are relevant or the complete document. A party may move for permission to serve and file in hard copy documents that cannot reasonably be scanned. In cases where the record of an administrative or other prior proceeding must be filed with the Court, such record may be served and filed in hard copy without prior motion and order of the Court.

6. Sealed Documents

Documents ordered to be placed under seal may not be filed electronically unless specifically authorized by the Court. A motion to file documents under seal should be filed electronically unless prohibited by law; however, a motion to file under seal that includes a statement of why the filing should not be made electronically may be made in paper copy. The order of the Court authorizing the filing of documents under seal may be filed electronically unless prohibited by law. A paper copy of the order must be attached to the documents under seal and be delivered to the Clerk.

7. Retention Requirements

Documents that are electronically filed and require original signatures other than that of the Filing User must be maintained in paper form by the Filing User until one year after all time periods for appeals expire, except that affidavits, declarations and proofs of service must be maintained in

11. Technical Failures

A Filing User whose filing is made untimely as the result of a technical failure may seek appropriate relief from the Court.

12. Public Access

A person may review at the Clerk's office filings that have not been sealed by the Court. A person also may access the Electronic Filing System at the Court's Internet site www.nysd.uscourts.gov by obtaining a PACER log-in and password. A person who has PACER access may retrieve docket sheets in civil and criminal cases and documents in a civil case, but only counsel for the government and for a defendant may retrieve documents in a criminal case. Only a Filing User under Procedure 2 herein may file documents.

ix. A designation by each party of deposition testimony to be offered in its case in chief, with any cross-designations and objections by any other party.

x. A list by each party of exhibits to be offered in its case in chief, with one star indicating exhibits to which no party objects on grounds of authenticity, and two stars indicating exhibits to which no party objects on any ground.]

B. Filings Prior to Trial in Civil Cases. Unless otherwise ordered by the Court, each party shall file, 15 days before the date of commencement of trial if such a date has been fixed, or 30 days after the filing of the final pretrial order if no trial date has been fixed:

i. In jury cases, requests to charge and proposed voir dire questions. When feasible, proposed jury charges should also be submitted on a 3.5" diskette in WordPerfect version 5.1 or higher format;

ii. In non-jury cases, a statement of the elements of each claim or defense involving such party, together with a summary of the facts relied upon to establish each element;

iii. In all cases, motions addressing any evidentiary or other issues which should be resolved in limine; and

iv. In any case where such party believes it would be useful, a pretrial memorandum.

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Plaintiff(s),

\- against -

Defendant(s).

CONSENT TO PROCEED BEFORE UNITED STATES MAGISTRATE JUDGE

_____ Civ. _________ (   ) (   )

IT IS HEREBY STIPULATED by the undersigned:

1. All parties consent, pursuant to 28 U.S.C. § 636(c) and Fed. R. Civ. P. 73, that a United States Magistrate Judge conduct all further proceedings in this action, including any trial and entry of final judgment.

2. Any appeal from a judgment entered in this case will lie to the Court of Appeals for the Second Circuit as from any other judgment of the district court pursuant to 28 U.S.C. § 636(c)(3) and Fed. R. Civ. P. 73(c).

____
Attorney(s) for Plaintiff(s)
Address
Telephone

____
Attorney(s) for Defendant(s)
Address
Telephone

____
Attorney(s) for ____________
Address
Telephone

____
Attorney(s) for ____________
Address
Telephone

(Separately executed forms may be submitted. See Fed. R. Civ. P. 73(b).)

SO ORDERED.

____
U.S.D.J.

Magistrate Judge ________________ was assigned this case on ________________.

____
For: Clerk U.S.D.C. S.D.N.Y.

SDNY Web 4/99

INDIVIDUAL PRACTICES OF JUDGE BARBARA S. JONES
[Effective August 5, 2002]

Unless otherwise ordered by Judge Jones, matters before Judge Jones shall be conducted in accordance with the following practices:

1. **Communications With Chambers**

A. Letters. Except as otherwise provided below, communications with Chambers shall be by letter, with copies simultaneously delivered to all counsel. Copies of correspondence between counsel shall **not** be sent to the Court.

B. Telephone Calls. Telephone calls to Chambers are permitted only in emergency situations requiring immediate attention. For instructions, call Chambers at 212-805-6185.

C. Faxes. Faxes to Chambers are permitted only if copies are also simultaneously faxed or delivered to all counsel. **Do not follow with hard copy.** The fax number is 212-805-6191.

D. Requests for Adjournments or Extensions of Time. Applications for adjournments and extensions of time must be made in writing and received in Chambers by either mail or fax at least forty-eight hours prior to the scheduled appearance. All such applications must state (1) the original date, (2) the number of previous requests, (3) whether those previous requests were granted or denied, and (4) whether the adversary consents, and, if not, the reasons given by the adversary for refusing to consent. **Failure to comply with these requirements will result in a denial of the request absent good cause shown.** If the requested adjournment or extension affects any other scheduled dates, a proposed Revised Scheduling Order must be attached.

E. Courtesy Copies of Papers. Courtesy copies of the complaint and the answer shall be provided to Chambers by delivering them to the Mail Room (Room 870) **as soon as the originals are filed with the Clerk of Court** in the Cashier's Office (Room 120). Originals and copies should bear legends distinguishing between them.

iv. In any case where such party believes it would be useful, a pretrial memorandum.

B. Courtesy Copies. Courtesy copies of all motion papers, marked as such, should be submitted for chambers.

C. Filing of Motion Papers. Motion papers shall be filed promptly after service.

D. Oral Argument on Motions. Parties may request oral argument by letter at the time their moving or opposing or reply papers are filed. The court will determine whether argument will be heard and, if so, will advise counsel of the argument date.

3. Pretrial Procedures

A. Joint Pretrial Orders in Civil Cases. Unless otherwise ordered by the Court, within 30 days from the date for the completion of discovery in a civil case, the parties shall submit to the court for its approval a joint pretrial order, which shall include the following:

i. The full caption of the action.

ii. The names, addresses (including firm names), and telephone and fax numbers of trial counsel.

iii. A brief statement by plaintiff as to the basis of subject matter jurisdiction, and a brief statement by each other party as to the presence or absence of subject matter jurisdiction. Such statements shall include citations to all statutes relied on and relevant facts as to citizenship and jurisdictional amount.

iv. A brief summary by each party of the claims and defenses that party has asserted which remain to be tried, without recital of evidentiary matter but including citations to all statutes relied on. Such summaries shall identify all claims and defenses previously asserted which are not to be tried.

v. A statement by each party as to whether the case is to be tried with or without a jury, and the number of trial days needed.

vi. A statement as to whether or not all parties have consented to trial of the case by a magistrate judge (without identifying which parties have or have not so consented).

vii. Any stipulations or agreed statements of fact or law which have been agreed to by all parties.

viii. A statement by each party as to the witnesses whose testimony is to be offered in its case in chief, indicating whether such witnesses will testify in person or by deposition.

2. **Motions**

A. **Generally.** Pre-motion conferences are not required. For discovery motions, follow Local Civil Rule 37.2.

B. **Courtesy Copies.** Two courtesy copies of all motion papers, marked as such, should be submitted to Chambers.

C. **Oral Argument on Motions.** Parties may request oral argument by letter at the time their moving, opposing, or reply papers are filed. The Court will determine whether argument will be heard and, if so, will advise counsel of the argument date.

3. **Pretrial Procedures**

A. **Joint Pretrial Orders in Civil Cases.** Unless otherwise ordered by the Court, within 30 days after the date for the completion of discovery in a civil case, the parties shall submit to the Court for its approval a joint pretrial order, which shall include the following:

i. The full caption of the action.

ii. The names, addresses (including firm names), and telephone and fax numbers of trial counsel.

iii. A brief statement by plaintiff as to the basis of subject matter jurisdiction, and a brief statement by each other party as to the presence or absence of subject matter jurisdiction. Such statements shall include citations to all statutes relied on and relevant facts as to citizenship and jurisdictional amount.

iv. A brief summary by each party of the claims and defenses that party has asserted which remain to be tried, without recital of evidentiary matter but including citations to all statutes relied on. Such summaries shall identify all claims and defenses previously asserted that are not to be tried.

A copy of this Notice must be served by the plaintiff with the complaint on all adversary parties, and attached to any third-party complaint served by a defendant.

RIGHT TO PROCEED BEFORE A UNITED STATES MAGISTRATE JUDGE

Pursuant to 28 U.S.C. § 636(c), Federal Rule of Civil Procedure 73, and S.D.N.Y. Local Civil Rule 73.1, the United States Magistrate Judges of the Southern District of New York have jurisdiction, with the consent of all parties, to conduct any or all proceedings in a civil case, including jury or non-jury trials, and order the entry of judgment. Trial before a Magistrate Judge proceeds in the same manner as trial before a District Judge.

The Magistrate Judge previously designated for the case will conduct the consent proceedings. If no Magistrate Judge has been designated, one will be drawn by lot to preside.

In accordance with 28 U.S.C. § 636(c)(3) and Fed. R. Civ. P. 73(c), appeal in a consent proceeding lies to the United States Court of Appeals for the Second Circuit as it would from any judgment of the district court.

The decision to consent, or not to consent, to proceed before a Magistrate Judge under § 636(c) is entirely voluntary. Only if all parties to the case consent to the reference will either the District Judge or Magistrate Judge be informed of the decision. Fed. R. Civ. P. 73(b).

If the parties in this action consent to proceed before a Magistrate Judge, the attached consent form should be signed by counsel for all parties and submitted to the Judgment and Orders Clerk in Room 120 of the Courthouse at 500 Pearl Street or Room 167 of the White Plains Courthouse. Separately executed forms may be submitted. See Fed.R. Civ. P. 73(b).

Q. How do I file a Notice of Appeal?

To file a Notice of Appeal you must file the Notice on paper at the courthouse, including a copy of the document being appealed, and pay any applicable fee. (See SDNY ECF Procedures, 1d). Then you must email (not electronically file) a pdf copy of all filed documents to the Clerk of Court within 24 hours. All documents must be marked with the District Court case number and assigned Judge's name. Email a copy of all filed documents in pdf format to:

For cases assigned to a Manhattan Judge: **appeals@nysd.uscourts.gov**

For cases assigned to a White Plains Judge: **wpclerk@nysd.uscourts.gov**

Failure to email the pdf copy of the Notice of Appeal to the Clerk within 24 hours may result in a delay in adding the appeal to the Court's electronic docket.

Q. Which is the "original" document, the paper or the ECF version?

When a document has been filed electronically, the official record is the electronic recording of the document as stored by the Court, and the filing party is bound by the document as filed (ECF Procedures 3b).

Q. Must I keep paper originals of documents I electronically file?

Yes. See the official SDNY PROCEDURES FOR ELECTRONIC FILING, section 7 for details.

Q. Should I continue to submit courtesy copies?

Yes, continue your current practice. If you would submit a courtesy copy of the document in a non-ECF case, you should now submit a courtesy copy of it in an ECF case. (See also each Judge's Individual Rules).

Q. When an attorney leaves a firm, how do we change the attorney's ECF Registration information?

Send written notice to the Attorney Admissions Clerk, 500 Pearl Street, NY, NY 10007.

Q. Will there be an ECF Help Desk?

Yes. An ECF telephone Help Desk will be available from 8:30 AM to 7:30 PM Monday through Friday at (212) 805-0800, and from 8:30 AM to 5:00 PM at (914)390-4204. Or you can email your ECF questions to **help_desk@nysd.uscourts.gov**

Q. How can I stay up to date with future ECF news and developments?

By registering to be a Point of Contact (POC) at **www.nysd.uscourts.gov**, you will receive periodic email messages concerning the ECF system. You don't need to be an attorney to be a POC

For cases assigned to a Manhattan Judge: **case_openings@nysd.uscourts.gov**

For cases assigned to a White Plains Judge: **wpclerk@nysd.uscourts.gov**

Failure to email the pdf copy of the complaint to the Clerk within 24 hours may result in a delay in adding the case to the Court's electronic docket.

Q. Must I serve a copy of the assigned Judge's Individual Rules with the complaint?

Yes. Copies of Judges' Individual Rules are available at the Clerk's Office and also on the Court's public website at **www.nysd.uscourts.gov**

Q. Must I file a paper Summons and Affidavit of Service for the Complaint?

Yes. For ECF cases, the Affidavit of Service with the original summons attached must be filed with the court in the traditional manner, on paper (ECF Procedures, 1d).

Q. Must I file a paper Affidavit of Service for other documents in the case?

No. For all other electronically filed documents after the complaint, the Clerk will automatically transmit by email a Notice of Electronic Filing to each attorney of record that has registered to be an ECF Filing user. Transmission of that Notice of Electronic filing shall constitute service (ECF Procedures, 9).

Q. How do I serve my adversary who has not registered to be an ECF Filing User?

Upon completion of filing electronically, the filer will receive a receipt which should be printed and saved. The receipt will include a list of who will be served electronically and who will not. The ECF system does not relieve filers from their obligations under the Federal Rules of Civil and Criminal Procedure to serve paper copies on any party that will not receive electronic notice.

Q. When filing a motion, should the supporting affidavit be attached or filed separately?

Electronically filed motions should be filed in the traditional manner. Supporting affidavits and exhibits that would normally be filed attached to the motion should also be filed attached to an electronic motion. Other affidavits and memoranda of law that would normally be filed separately from the motion should be filed separately from an electronic motion. Exhibits attached to a motion must comply with the Court's Procedures for Electronic Case Filing, section 5. Excerpted material must be clearly marked as such.

Q. How should I submit exhibits not attached to a motion?

The Court's Procedures for Electronic Case Filing, section 5, requires that attachments and exhibits must be submitted in electronic form, unless the Court permits paper filing. Only relevant excerpts of exhibits, labeled as such, should be submitted. Remember, there are limits to the size of a computer file that may be submitted (see page 1). A party may move for permission to serve and file in hard copy documents that cannot reasonably be scanned.

Q. Will I need a password to use ECF?

Yes, 2 passwords - one for the ECF system and one for PACER. To obtain an ECF password you must first register to be an ECF Filing User at **www.nysd.uscourts.gov** To obtain a PACER password go to **http://ecf.nysd.uscourts.gov** If you already use dial up PACER service, then you don't need to change anything - your log-in and password will remain the same.

When a document is electronically filed, all ECF registered attorneys of record in that case will receive an email titled NOTICE OF ELECTRONIC FILING and a hypertext link to the document. That is your "one free look" at the document. If you need a second look or want to view other cases where you are not the attorney of record, you will be required to enter your PACER log-in and password.

Q. Can I view both civil and criminal dockets over the Internet?

Civil dockets are available remotely over the Internet to anyone with a PACER account. Criminal dockets are available remotely over the Internet only to the attorney of record. As always, all civil and criminal dockets may be viewed on public access computers at the courthouse.

Q. How can I sign up other attorneys in my firm to receive electronic notices in my case?

By adding them as an additional attorney of record. Every attorney of record will receive email notification of filings in his or her case. The ECF system will allow up to two attorneys of record to be entered in each case. Of course, each attorney must be a registered ECF filing user.

Q. Must the caption of the document indicate it has been electronically filed?

Yes. (SDNY ECF Procedures, 8a).

Q. How will I know if I have successfully filed a document electronically?

The filer will immediately receive a Notice of Electronic Filing, which should be saved and/or printed; it's your receipt. You will also see a list of who will be served electronically and who will not. It is the responsibility of the filing party to serve paper copies on any party that will not receive electronic notice.

Q. What if I file the wrong document, or file in the wrong case?

In all cases assigned to the ECF system, if a document is electronically filed in error, the filer shall immediately notify the Clerk of Court in writing, and the Clerk shall seek further guidance from the Court.

a declaration that the attorney is admitted to the bar of this Court or authorized to represent the United States.

(b) If the Court permits or requires, a party to a pending civil action who is not represented by an attorney may register as a Filing User in the Electronic Filing System solely for purposes of the action. Registration is in a form prescribed by the Clerk and requires identification of the action as well as the name, address, telephone number and Internet e-mail address of the party. If, during the course of the proceeding, the party retains an attorney who appears on the party's behalf, the attorney must advise the Clerk to terminate the party's registration as a Filing User upon the attorney's appearance.

(c) Once registration is completed, the Filing User will receive notification of the user log-in and password. Filing Users agree to protect the security of their passwords and immediately notify the Clerk if they learn that their password has been compromised. Users may be subject to sanctions for failure to comply with this provision.

(d) In a civil action, the Clerk will enter, as Filing Users to whom Notices of Electronic Filing will be transmitted, (i) each attorney identified on the Civil Cover Sheet, as well as (ii) each additional attorney who subsequently appears in the action and files a Request for Electronic Notification (which may be filed electronically). In a criminal case, the Clerk will enter, as Filing Users to whom Notices of Electronic Filing will be transmitted and who will be granted access to electronically file and retrieve documents in the case, the attorney(s) for the United States identified on the Criminal Designation Form or subsequently identified as representing the United States in the case and each attorney filing a Notice of Appearance on behalf of a defendant. Notices of Appearance on behalf of a criminal defendant will be filed in the traditional manner on paper.

(e) An attorney of record may, by written or electronic request to the Clerk, have transmission of Notices of Electronic Filing to another attorney in his or her firm terminated.

3. Consequences of Electronic Filing

(a) Except as otherwise provided in Procedure 4 herein, electronic filing of a document in the Electronic Filing System consistent with these procedures, together with the transmission of a Notice of Electronic Filing from the Court, constitutes filing of the document for all purposes of the Federal Rules of Civil Procedure, the Federal Rules of Criminal Procedure, and the Local Rules of this Court and constitutes entry of the document on the docket kept by the Clerk under Fed.R.Civ.P. 58 and 79 and Fed.R.Crim.P. 49 and 55.

(b) When a document has been filed electronically, the official record is the electronic recording of the document as stored by the Court (subject to the exception set out in Procedure 4 below), and the filing party is bound by the document as filed. Except in the case of documents first filed in paper form and subsequently submitted electronically under Procedure 1, a document filed electronically is deemed filed at the date and time stated on the Notice of Electronic Filing from the Court.

paper form by the Filing User until five years after all time periods for appeals expire. On request of the Court, the Filing User must provide original documents for review.

8. Signatures

(a) The user log-in and password required to submit documents to the Electronic Filing System serve as the Filing User's signature on all electronic documents filed with the Court. They also serve as a signature for purposes of the Federal Rules of Civil Procedure, including Rule 11, the Federal Rules of Criminal Procedure, the Local Rules of this Court, and any other purpose for which a signature is required in connection with proceedings before the Court. Each document filed electronically must indicate that it has been electronically filed. Electronically filed documents must include a signature block and must set forth the name, address, telephone number and (except in criminal cases) the attorney number, all in compliance with Local Civil Rule 11.1. In addition, the name of the Filing User under whose log-in and password the document is submitted must be preceded by an "s/" typed in the space where the signature would otherwise appear.

(b) No Filing User or other person may knowingly permit or cause to permit a Filing User's password to be used by anyone other than an authorized agent of the Filing User.

(c) A document requiring the signature of a defendant in a criminal case may be electronically filed only in a scanned format that contains an image of the defendant's signature.

(d) Documents requiring signatures of more than one party must be electronically filed either by: (1) submitting a scanned document containing all necessary signatures; (2) representing the consent of the other parties on the document; (3) identifying on the document the parties whose signatures are required and by the submission of a notice of endorsement by the other parties no later than three business days after filing; or (4) in any other manner approved by the Court.

9. Service of Documents by Electronic Means

Transmission of the Clerk's Notice of Electronic Filing of a document shall constitute service of such document upon any Filing User in that case. It remains the duty of the attorney for a party to review regularly the docket sheet of the case. Attorneys and pro se parties who are not Filing Users shall be served with a paper copy of any electronically filed pleading or other document. Service of such paper copy must be made according to the Federal Rules of Civil Procedure, the Federal Rules of Criminal Procedure and the Local Rules.

10. Notice of Court Orders and Judgments

Immediately upon the entry of an order or judgment in a proceeding assigned to the Electronic Filing System, the Clerk will transmit to Filing Users in the case, in electronic form, a Notice of Electronic Filing. Electronic transmission of the Notice of Electronic Filing constitutes the notice required by Fed.R.Crim.P. 49(c) and Fed.R.Civ.P. 77(d). **It remains the duty of the attorney for a party to review regularly the docket sheet of the case.** The Clerk must give notice in paper form to a person who is not a Filing User in accordance with the Federal Rules of Civil Procedure or the Federal Rules of Criminal Procedure.

A copy of this Notice must be served by the plaintiff with the complaint on all adversary parties, and attached to any third-party complaint served by a defendant.

RIGHT TO PROCEED BEFORE A UNITED STATES MAGISTRATE JUDGE

Pursuant to 28 U.S.C. § 636(c), Federal Rule of Civil Procedure 73, and S.D.N.Y. Local Civil Rule 73.1, the United States Magistrate Judges of the Southern District of New York have jurisdiction, with the consent of all parties, to conduct any or all proceedings in a civil case, including jury or non-jury trials, and order the entry of judgment. Trial before a Magistrate Judge proceeds in the same manner as trial before a District Judge.

The Magistrate Judge previously designated for the case will conduct the consent proceedings. If no Magistrate Judge has been designated, one will be drawn by lot to preside.

In accordance with 28 U.S.C. § 636(c)(3) and Fed. R. Civ. P. 73(c), appeal in a consent proceeding lies to the United States Court of Appeals for the Second Circuit as it would from any judgment of the district court.

The decision to consent, or not to consent, to proceed before a Magistrate Judge under § 636(c) is entirely voluntary. Only if all parties to the case consent to the reference will either the District Judge or Magistrate Judge be informed of the decision. Fed. R. Civ. P. 73(b).

If the parties in this action consent to proceed before a Magistrate Judge, the attached consent form should be signed by counsel for all parties and submitted to the Judgment and Orders Clerk in Room 120 of the Courthouse at 500 Pearl Street or Room 167 of the White Plains Courthouse. Separately executed forms may be submitted. See Fed.R. Civ. P. 73(b).